Exhibit 99.1

2019 Earnings Release January 31, 2020 Posco With POSCO

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the year 2019. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation. 2019 Earnings Release January 31, 2020

Contents 2019 Business Performance- Parent Performance- Consolidated Performance- Subsidiary Performance 2020 Business Outlook Mid-term Dividend Policy (FY2020~FY2022) 2019 Earnings Release January 31, 2020

4

# Parent Performance_Production / Sales

## Production


(thousand tons)
YoY
Crude Steel
Product
37,206
35,210
37,738
35,989
38,007
35,901
+269
-88
2017
2018
2019

## Sales


(thousand tons, %)
YoY
Sales Volume
Domestic Sales Ratio
WTP Sales Ratio
34,709
54.0
30.4
35,588
57.5
28.8
35,990
55.3
29.7
+402
-2.2%p
+0.9%p
2017
2018
2019

※ In WTP volume, semi-products and un-ordered products are excluded from total sales

**○ Crude steel production in 2019 increased in preparation for a revamp scheduled in 2020, product production remained previous year level**

· Gwangyang Works produced larger volume of crude steel y-o-y by 143k tons to prepare for a revamp of blast furnace #3 in 2020

- BF #3 expansion revamping will last for about 3 months starting from Feb 2020

**[Product Production]**

| (thousand tons) | 2017 | 2018 | 2019 | YoY |
|---|---|---|---|---|
| Carbon | 33,182 | 33,956 | 33,931 | -25 |
| STS | 2,028 | 2,033 | 1,970 | -63 |

**○ Product sales went up on plate sales growth for shipbuilding and construction sectors**

· Sales volume by product(k tons) : HR +99, Plate +283, etc.

**○ WTP sales increased, mainly eco-friendly premium products to construction and wind power sectors in domestic and overseas**

· WTP sales volume(k tons) : '18) 9,612 → '19) 10,110 (+498)

**[Product Sales]**

| (thousand tons) | 2017 | 2018 | 2019 | YoY |
|---|---|---|---|---|
| Domestic | 18,755 | 20,457 | 19,909 | -548 |
| Export | 15,954 | 15,131 | 16,081 | +950 |
| Inventory | 1,323 | 1,500 | 1,107 | -393 |

*WTP(World Top Premium) includes World First/World Best products

With POSCO
2019 Earnings Release | January 31, 2020

Parent Performance P/L Financial Structure(billion KRW) 30,659 YoY YoY30,374 22.1% 19.6% -285 16.9%Revenue Liabilities28,554 +2.5%p Ratio3,809Operating 2,903Profit 2,586 -1,22312.4% 10.2%Net Debt -2.35% -3.9%p -2.5 +0.5 OP Margin (trillion KRW)-3.02017 2018 2019 2017 2018 2019 Operating profit reduced on manufacturing cost increase from Preemptively issued bonds in preparation for debt repayment, iron ore price hike and sales price decline which increased liabilities and cash balance·Iron ore spot price($/ton) : ‘17) 71 ‘18) 70’19) 94 ·Issued bonds : 1.5 trillion KRW, U$1 billion global bond (Platts Fe 62% Fine Ore CFR)* Repayment schedule : ‘20) 1.0 ‘21) 1.4 trillion KRW Operating Profit (billion KRW) YoY [Cash Balance & Debt]-473 -1,223(bn KRW) 2017 2018 2019-1,025 +236 YoY Sales price, 3,809 2,586Production +39Costs* Cash Balance 6,157 7,285 8,822 +1,537 volume Raw material Sales price Volume Debt 3,901 4,271 6,338 +2,0672018 2019* Sub-materials(87bn KRW), electricity(80bn KRW), etc. cost down 5

Consolidated Performance P/L Financial Structure(billion KRW) YoY YoY64,978 66.5% 67.3%64,367-611Revenue 60,655 Liabilities65.4%Ratio -1.9%pOperating 5,5434,622 -1,674 Profit 3,8698.5% 11.57.6% Net Debt 9.56.0% -2.5%p 8.0 -1.5 OP Margin (trillion KRW)2017 2018 2019 2017 2018 2019 While Global & Infra Business Segment continued to be strong, Consolidated liabilities ratio dropped on debt reduction efforts consolidated operating profit declined due to softer steel earnings made by subsidiaries while parent debt level temporarily went up· Domestic subsidiaries ·Steel : Profitability affected with mill margin squeezed· Global & Infra : P-Int’l and P-Energy recorded solid earnings : P-Int’l -1,278, P-Energy - 411 billion KRW, etc. · Overseas steel subsidiaries : PT.KP -136, P-America -118 billion KRW, etc. Aggregated Operating Profit (bn KRW) 2017 2018 2019 Cash Balance & Debt YoY Steel 3,605 4,516 2,687 -1,829 (bn KRW) 2017 2018 2019YoYOverseas steel 489 490 -29 -519Cash Balance 9,595 10,678 12,463 +1,785 Global & Infra 995 1,033 1,180 +147 New Growth 96 104 83 -21 Debt 21,064 20,209 20,442 +233 2019 Earnings Release January 31, 2020 6

7

# Subsidiary Performance_Domestic

## POSCO International

- Achieved largest operating profit on strong performance in production/sales of Myanmar gas business while trading revenue was reduced due to global trade dispute
  - Gas sales (billion ft$^3$): '18) 144 → '19) 216


Revenue
Operating Profit
(billion KRW)
20,892
23,309
22,744
353
385
568
2017
2018
2019

## POSCO E&C

- Revenue increased by accelerating construction progress rate in housing segment, but operating profit went down from recognizing losses in several overseas projects
  - Haeundae LCT, Songdo Residential Complex, etc. gained in revenue


Revenue
Operating Profit
(billion KRW)
6,317
6,626
7,209
284
341
314
2017
2018
2019

## POSCO Energy

- Operating profit went up on enhanced cost competitiveness by direct import of LNG for Power Plant Unit #3 in Incheon, CP price increase and restructuring of fuel cell business
  - CP(Capacity Payment, KRW/kWh) : '18) 9.0 → '19) 9.2


Revenue
Operating Profit
(billion KRW)
1,578
1,841
1,802
141
24
121
2017
2018
2019

## POSCO Chemical

- Revenue picked up on expansion of cathode/anode sales, operating profit decreased from refractories material price
  - Cathode/Anode revenue(billion KRW) : '18) 91 → '19) 219
  - Capacity expansion : (Cathode) Gwangyang 6k tons/year, (Anode) Sejong 20k tons/year


Revenue
Operating Profit
(billion KRW)
1,164
1,341
1,435
101
102
88
2017
2018
2019

With POSCO
2019 Earnings Release | January 31, 2020

Subsidiary Performance Overseas PT. Krakatau POSCO Zhangjiagang STS (PZSS)·Production/sales marked the highest, but operating · While sales volume peaked led by WTP sales growth, profit shrank due to raw material price hike and weaker operating profit decreased due to declined mill margin sales of high-margin products from intense competition- Sales price(y-o-y) : Slab -15%, Plate -6% - Sales volume(k tons) : ‘18) 1,227 ‘19) 1,247 (+20)1,701 1,635 . WTP sales : +10k tons(354 364)Revenue 1,446 2,797 2,735Revenue 2,589182Operating Profit 125 Operating Profit 114 12(million USD)(million USD) 22017 2018 2019 2017 2018 2019POSCO Maharashtra POSCO SS VINA· Under slowed economic growth and sluggish auto sector ·Operating loss widened with weaker prices due to inflow of in India, sales volume and price both slipped, which reduced cheap products and worsened competition, and lower operating profit production/sales volume - Sales volume(k tons) : ‘18) 1,778 ‘19) 1,567 (-211) - Sales volume(k tons) : ‘18) 918 ‘19) 824 (-94) - Push forward to improve profitability by business restructuring 1,4651,244 562Revenue 1,190 Revenue 460 442109Operating Profit 89Operating Profit -31 -22 -41(million USD) 3 (million USD)2017 2018 2019 2017 2018 2019 2019 Earnings Release January 31, 2020 8

2020 Business Outlook Parent Consolidated (trillion KRW)30.0 Revenue 63.8Crude Steel Production 36.7 million tons Product Sales 35.0 million tons4.1 Capex* 6.07.2 Debt 22.0 * 2019 capex execution rate : Parent 70%, Consolidated 50% 9

Mid-term Dividend Policy (FY2020~FY2022)Improve predictability of dividend policy by announcing mid-term target Dividend Policy Dividend Per Share Target Pay-out Ratio around 30% (KRW)(Based on the profit attributable to owners of the controlling company)10,000 10,000In calculating the profit, one-off costs not generating cash outflow will be adjusted 8,000Year-end dividend will be decided after comprehensive consideration of factors such as mid-term business plan, dividend yield, and FCF Mid-term dividend policy will be reviewed and announced on a 3-year basisFY2017 FY2018 FY2019(f) 2019 Earnings Release January 31, 2020 10

Appendix Market & Outlook- Global Steel Demand- Domestic Steel Demand- Raw Materials Outlook Summarized Financial Statements Aggregated Earnings by Segment Earnings Trend and Financial Soundness 2019 Earnings Release January 31, 2020

12

# Global Steel Demand

## Chinese Steel Demand

**"Chinese steel price continued to be strong with winter production cut while steel demand sustained solid"**

- ✓ Construction sector showcased results better than expected although economic growth slowed and manufacturing weakened
  - 2019 properties development investment up +9.9%, construction starts gained +8.5%
  - Manufacturing PMI went above baseline 50 for 2 consecutive months in Nov and Dec at 50.2
- ✓ In 4Q19, steel price remained strong temporarily by restocking demand and winter production control, but auto and other demand sectors will still be weak
  - Distributors' inventory slipped for 10 consecutive weeks from Oct to Dec

**【Chinese Steel Price & Distributors' Inventory】**


560
568
572
588
582
566
576
538
528
514
539
558
556
11.2
18.7
16.0
12.7
11.0
11.5
12.5
12.5
10.8
9.9
7.6
7.7
10.2
'19.1
2
3
4
5
6
7
8
9
10
11
12
'20.1
Distributors' Inventory(mn tons)
Domestic HR Price(U$/ton)

* Bloomberg(2020.1), CISA(2020.1)

## Demand by Region

**"Global steel demand growth in 2020 likely to slow down with low economic growth rate and continued trade dispute"**

- ✓ Chinese demand in 2020 is expected to grow around 1.0% from last year to maintain 900 million tons mainly due to weakness in manufacturing sector and limited room for economic boost measure
- ✓ Advanced countries will show only 0.6% demand growth as U.S. and EU expect low economic growth rate and sluggish industrial activities
- ✓ Emerging markets will pull global demand supported by government-led stimulus and expanded infrastructure investment in India, ASEAN and Russia

**【Steel Demand Outlook】**

(million tons)

| Region | 2017 | 2018 | 2019(f) | YoY | 2020(f) | YoY |
|---|---|---|---|---|---|---|
| U.S | 97.7 | 99.8 | 100.8 | 1.0% | 101.2 | 0.4% |
| EU | 163.1 | 168.9 | 166.8 | -1.2% | 168.6 | 1.1% |
| China | 773.8 | 835.0 | 900.1 | 7.8% | 909.1 | 1.0% |
| India | 88.7 | 96.7 | 101.6 | 5.0% | 108.7 | 7.0% |
| ASEAN | 73.5 | 77.1 | 79.5 | 3.1% | 83.9 | 5.6% |
| MENA | 71.7 | 68.9 | 66.1 | -4.0% | 66.9 | 1.1% |
| World | 1,634 | 1,709 | 1,775 | 3.9% | 1,806 | 1.7% |

* World Steel Association(2019.10)

With POSCO
2019 Earnings Release | January 31, 2020

13

# Domestic Steel Demand

## Demand Industry

### Automobile

✓ In 2020, auto production may fall under 4 mn units due to delayed recovery in domestic and export markets, but will show slight recovery yoy

- Weak domestic performance due to liabilities and end of government subsidies

【Production】 (thousand cars)



4,115
4,029
3,951
3,983
2017
2018
2019
2020(f)

* Korea Automobile Manufacturers Association(2020.1), POSRI(2020.1)

### Shipbuilding

✓ New orders expected to grow as global demand recovers along with environment-friendly ship demand

- Replacement demand will increase on IMO environment regulation

【New Orders】 (million GT)



20.0
24.8
17.4
26.2
2017
2018
2019
2020(f)

* Clarkson(2020.1), POSRI(2020.1)

### Construction

✓ Construction investment will decrease yoy but the rate will be narrower as public investment is expected to expand

- Government will increase SOC to vitalize the economy

【Construction Investment】 (YoY)



7.3%
- 4.3%
- 4.0%
- 2.3%
2017
2018
2019
2020(f)

* Bank of Korea(2020.1) , POSRI(2020.1)

## Steel Supply and Demand

(million tons)

| | 2017 | 2018 | 2019(e) | YoY | 2020(f) | YoY |
|---|---|---|---|---|---|---|
| Nominal Consumption | 56.3 | 53.7 | 53.3 | - 0.7% | **52.6** | **- 1.4%** |
| Export | 31.7 | 30.4 | 30.4 | - 0.2% | **30.5** | **+ 0.4%** |
| Production | 77.1 | 75.2 | 73.7 | - 2.1% | **73.4** | **- 0.3%** |
| Import | 10.9 | 8.9 | 10.0 | + 12.4% | **9.6** | **- 4.2%** |
| Including Semi-Product | 19.7 | 15.4 | 16.8 | + 9.2% | **15.8** | **- 6.1%** |

* POSRI(2020.1)

With POSCO
2019 Earnings Release | January 31, 2020

14

# Raw Materials Outlook

## Iron Ore

| | |
|---|---|
| **4Q19** | While steel demand is slack, iron ore supply increased by major miners, which lowered the price down under U$80 early November. Since mid-Nov, demand strengthened as Chinese steel market improved and winter environment control was loosened, which pushed up the price to record U$89/ton average in 4Q |
| **1Q20** | **"1Q fine ore price expected at U$90~95/ton"**<br>Steel production in China is sustained and restocking demand is expected ahead of rainy season in Australia/ Brazil from Dec to Mar. Iron ore price is expected to trend between U$90~95/ton depending on steel demand and Chinese port inventory |


[Iron Ore Price]
(US$/ton)
74
65
67
72
83
100
102
89
90-95(f)
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q
2019 2Q
2019 3Q
2019 4Q
2020 1Q(f)

*62% Fe IODEX CFR China (Quarterly Spot Average)

## Coking Coal

| | |
|---|---|
| **4Q19** | Demand was significantly weakened due to Chinese government's strict regulation on coal import, credit crunch in India and continued depression of steel demand in Europe and Japan followed by production cut. 4Q average coal price recorded U$140/ton, which marked the lowest in 3 years |
| **1Q20** | **"1Q HCC price expected at U$150~160/ton"**<br>In China, coal import is likely to increase as domestic coal price is continuously higher than import coal and demand for import will grow due to renewal of annual import quota. Coal demand will also rebound in India as domestic steel sector is on a recovery. 1Q coal price will be higher than 4Q20 |


[Coking Coal Price]
(US$/ton)
229
190
188
221
206
203
161
140
150~160(f)
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q
2019 2Q
2019 3Q
2019 4Q
2020 1Q(f)

*Premium Coking Coal FOB Australia (Quarterly Price)

With POSCO
2019 Earnings Release | January 31, 2020

Summarized F/S Parent Income Statement2017 2018 2019 YoY Crude Steel Production (thousand tons) 37,206 37,738 38,007 +269Product Sales (thousand tons) 34,709 35,588 35,990 +402STS 1,997 2,001 1,968 -33Carbon Steel Sales Price (thousand KRW) 691 733 722 -11(billion KRW)Revenue 28,554 30,659 30,374 -285Cost of Goods Sold 23,833 25,728 26,701 973 Gross Profit 4,721 4,931 3,673 -1,258SG&A 1,818 1,122 1,087 -35Operating Profit 2,903 3,809 2,586 -1,223(Operating Margin) (10.2%) (12.4%) (8.5%) (-3.9%p)Non-Operating Profit 452 -1,575 -755 820Net Profit 2,546 1,073 1,176 103(Net Margin) (8.9%) (3.5%) (3.9%) (+0.4%p)* Transportation charge is re-categorized from SG&A to cost of goods sold in accordance with the amendment of K-IFRS 1115 (Recognized since 4Q18) 2019 Earnings Release January 31, 2020 15

Summarized F/S Parent Balance Sheet(billion KRW)2017 2018 2019 YoY Current Assets 14,840 16,796 18,216 +1,420 Cash Balance* 6,157 7,285 8,822 +1,537 Accounts Receivable 3,868 3,968 3,987 +19 Inventories 4,544 5,288 4,989 -299Current Ratio 415.7% 431.1% 546.8% +115.7%p Non-Current Assets 38,852 37,330 37,495 +165Other Long-term financial assets 1,393 1,177 1,258 +81PP&E 21,561 20,154 20,132 -22Total Assets 53,692 54,126 55,711 +1,585Liabilities 7,751 8,854 10,097 +1,243 Current Liabilities 3,570 3,896 3,331 -565 Non-Current Liabilities 4,181 4,958 6,765 +1,807 Interesting-bearing Debt 3,901 4,271 6,338 +2,067Liabilities Ratio 16.9% 19.6% 22.1% +2.5%pEquity 45,941 45,272 45,614 +342* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities 2019 Earnings Release January 31, 2020 16

Summarized F/S Consolidated Income Statement(billion KRW)2017 2018 2019YoYRevenue 60,655 64,978 64,367 -611Gross Profit 8,356 7,972 6,250 -1,722(Gross Margin) (13.8%) (12.3%) (9.7%) (-2.6%p)SG&A 3,734 2,430 2,382 -48Operating Profit 4,622 5,543 3,869 -1,674(Operating Margin) (7.6%) (8.5%) (6.0%) (-2.5%p)Non-Operating Profit -341 -1,554 -719 +835Share of Profit (Loss) of Equity-accounted Investees 11 113 274 +161Finance Income and Costs -112 -538 -370 +168Foreign Currency Transaction & 170 -204 -36 +168Translation Gain(Loss)Net Profit 2,974 1,892 1,983 +91(Net Margin) (4.9%) (2.9%) (3.1%) (+0.2%p)Profit Attributable to Owners of the 2,790 1,691 1,835 +144Controlling Company* Transportation charge is re-categorized from SG&A to cost of goods sold in accordance with the amendment of K-IFRS 1115 (Recognized since 4Q18) 2019 Earnings Release January 31, 2020 17

Summarized F/S Consolidated Balance Sheet(billion KRW)2017 2018 2019 YoY Current Assets 31,127 33,651 34,842 +1,191Cash Balance* 9,595 10,678 12,463 +1,785 Accounts Receivable 8,951 9,283 9,078 -205 Inventories 9,951 11,500 10,920 -580 Current Ratio 164.3% 177.7% 213.5% +35.8%p Non-Current Assets 47,898 44,597 44,216 -381Other Long-term financial assets 1,912 1,648 1,669 +21PP&E 31,884 30,018 29,926 -92 Total Assets 79,025 78,248 79,059 +811 Liabilities 31,561 31,489 31,264 -225Current Liabilities 18,946 18,938 16,324 -2,614 Non-Current Liabilities 12,615 12,551 14,940 +2,389 Interesting-bearing Debt 21,064 20,209 20,442 +233 Liabilities Ratio 66.5% 67.3% 65.4% -1.9%pEquity 47,464 46,760 47,795 +1,035Owners of the Controlling Company 43,733 43,371 44,472 +1,101* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities 2019 Earnings Release January 31, 2020 18

Aggregated Earnings by Segment (billion KRW)Revenue Operating Profit Net Profit Segment2017 2018 2019 2017 2018 2019 2017 2018 2019Steel 47,611 50,421 49,808 3,605 4,516 2,687 2,791 1,272 586 Global & Infra 45,892 50,409 49,808 995 1,033 1,180 304 -14 657 Trading 34,878 38,319 37,625 423 491 654 113 50 160 E & C 7,286 7,321 7,713 289 326 266 25 0.2 30 Energy 1,697 1,983 1,944 185 72 166 100 -38 390 I C T 956 934 977 57 41 48 42 -34 40 New Growth* 1,231 1,428 1,513 96 104 83 65 78 85 Total 94,734 102,258 101,129 4,696 5,653 3,950 3,160 1,336 1,328 * New Growth segment includes the segment previously categorized as chemical business 2019 Earnings Release January 31, 2020 19

Earnings Trend and Financial Soundness Maintain profitability and improve financial structure continuously against market volatility Operating Profit Financial Structure (tn KRW) Parent Consolidated Consolidated (%) Parent Consolidated Cash Bal(L) Cash Bal(L) Liabilities Ratio(R) 6.0 (tn KRW) 5.6 5.5 5.5 14.0 100.012.5 4.8 90.0 5.0 4.6 12.04.3 10.7 80.0 3.9 9.6 65.44.0 3.7 3.8 10.0 70.08.7 3.2 60.03.0 7.6 8.8 2.9 8.02.8 2.8 7.1 3.0 6.8 7.3 2.6 2.6 6.4 6.5 50.02.4 2.4 6.2 2.2 2.2 6.0 5.2 4.9 40.0 2.0 4.3 3.7 30.0 4.0 3.2 3.1 2.5 2.4 20.0 1.0 2.010.00.0 0.0 0.0 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19OP margin(%) ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19Consolidated 11.3 7.8 5.7 4.8 4.9 4.1 5.4 7.6 8.5 6.0 Consolidated 2.5 3.5 4.0 4.6 4.5 4.7 4.1 2.9 2.5 3.0 Parent 14.7 11.1 7.8 7.3 8.0 8.7 10.8 10.2 12.4 8.5 D/E(x) ** Debt/EBITDA : Moody’s formula applied (Off-balance sheet liabilities included in debt, finance costs included in EBITDA) 2019 Earnings Release January 31, 2020 20